4:

Proxy Voting Results

Fidelity Growth Discovery Fund

A special meeting of the fund's shareholders was held on January 17, 2007. The results of votes taken among shareholders on the proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To approve a change in the performance adjustment index for the fund.
	# of Votes	% of Votes
Affirmative	218,945,113.09	82.714
Against	35,652,788.28	13.469
Abstain	10,104,753.39	3.817
TOTAL	264,702,654.76	100.000
PROPOSAL 2
To authorize the Trustees to change the performance adjustment index for the fund in the future without a shareholder vote.
Affirmative	199,420,867.95	75.338
Against	55,371,453.26	20.918
Abstain	9,910,333.55	3.744
TOTAL	264,702,654.76	100.000